UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of April, 2020
Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒

BUENOS AIRES, April 14, 2020

Comisión Nacional de Valores

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

MERCADO ABIERTO ELECTRONICO S.A. (“MAE”)

Ref.: Relevant Fact

Ladies and gentleman:

I am pleased to address you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”), in order to inform you that we have learned that pursuant, to Note NO-2020-24910606-APN-SE#MDP dated April 8, 2020, the Secretary of Energy would have instructed CAMMESA to postpone until further notice, the application of "Annex VI - Update of the values established in Argentine Pesos" (“Annex IV”) of Resolution SE No. 31/2020.

The Company is evaluating the effects that the non-application of the aforementioned Annex VI would have, as well as the steps to be followed in this regard.

With nothing further, I remain sincerely Yours,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: April 14, 2020	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact